Exhibit 99.1

CLIFFORD CHANCE LLP

Strictly private and confidential

CENTOGENE N.V.

and

Charme IV

Share PURCHASE AGREEMENT
DATED 12 november 2024

CONTENTS

Clause	Page

1.	Definitions and Interpretation	3

2.	Sale, Purchase and transfer of the Shares and Shareholder Loans	3

3.	Purchase Price, Reimbursment of costs and Payment	4

4.	Conditionality	7

5.	Closing	9

6.	Ordinary Course of Business	10

7.	Access Rights	14

8.	Seller’s Warranties	15

9.	Liability for Seller’s Warranties	15

10.	Buyer’s Representations and Warranties	15

11.	Announcements and Confidentiality	16

12.	Notices	17

13.	Termination	18

14.	Miscellaneous	18

Schedule 1 Definitions and Interpretation		1

Schedule 2 Seller’s Warranties		12

Schedule 3 Limitation of Liability		14

Schedule 4 Sample Share Transfer Deed		15

Schedule 5 Costs		16

Schedule 6 Post-Signing Undertakings		17

Schedule 7 agreed form Amended and Restated Oxford Loan Facility		18

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is made on 12 November 2024,

BETWEEN:

(1)	Centogene N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its seat (statutaire zetel) in Amsterdam, the Netherlands and its office address at Am Strande 7, 18055 Rostock, Germany, and registered with the Dutch Commercial Register (Handelsregister) under number 72822872 (the “Seller”); and

(2)	Charme IV, an Italian Fund represented by Charme Capital Partners Limited, registered in England and Wales, 09487131, registered office at 7th Floor, 3 St James’s Square, London, SW1Y 4JU, United Kingdom (the “Buyer”),

together referred to as the “Parties” and each a “Party”.

INTRODUCTION:

(A)	The Seller is at the date hereof the owner of all the issued and outstanding shares (the “Shares”) of Centogene GmbH (“Centogene Germany”).

(B)	The Buyer wishes to acquire, and the Seller wishes to sell, the Shares and the Shareholder Loans on the terms and subject to the conditions set out in this Agreement (the “Transaction”). It is envisaged that following the consummation of the Transaction, the Seller shall be dissolved and that its assets and any remaining debts shall be liquidated, followed by a liquidation distribution to the Seller’s shareholders of the Seller’s remaining assets (if any) after the completion of all relevant liquidation formalities under applicable Law (the “Liquidation”).

(C)	Furthermore, Parties have reached agreement with Oxford Finance LLC on (i) the suspension of payments by the Seller to Oxford Finance LLC under the loan facility entered into between Oxford Finance LLC as lender and the Seller as borrower (with Centogene Germany also being a party and co-borrower) dated 31 January 2022, as amended from time to time (the “Oxford Loan Facility”) (the “Suspension Agreement”), and (ii) an agreed form amendment and restatement agreement of the Oxford Loan Facility attached hereto as Schedule 7 (the “Amended and Restated Oxford Loan Facility”) (the Suspension Agreement and the Amended and Restated Oxford Loan Facility together, the “Oxford Agreements”).

(D)	Furthermore, the Parties have reached agreement with Pharmaceutical Investment Company on certain amendments to the joint venture agreement between the Seller and Pharmaceutical Investment Company, dated 26 June 2023, as amended by the variation agreement dated 23 October 2023 and the share purchase agreement between the Seller and Pharmaceutical Investment Company, dated 12 May 2024, in relation to Genomics Innovations Company Limited (the “Lifera JV Novation Agreement”). The Parties have also reached agreement on certain amendments to, and the novation of the (i) consultancy agreement dated 27 November 2023, as amended by a Variation No. 1 dated 12 May 2024, (ii) the Technology Transfer and Intellectual Property License Agreement dated 27 November 2023, as amended by the Variation No. 1 Agreement dated 12 May 2024 and the Variation Agreement No. 2 dated 2 October 2024, and (iii) the Laboratory Services Agreement dated 27 November 2023, each of these amendment and novation agreements being entered into on the date hereof. Further, the Parties have also agreed that the Seller’s entire interest in Genomics Innovations Company Ltd. (the “Genomics”) will be transferred to Centogene Germany prior to, at, or as soon as permitted under applicable Law after Closing (as defined below) in a separate agreement and Pharmaceutical Investment Company shall irrevocably consent to such transfer and otherwise irrevocably undertake to cooperate with such transfer to the fullest extent permitted by applicable Law pursuant to the Lifera JV Novation Agreement. In addition, the Parties have reached agreement with Pharmaceutical Investment Company regarding the assumption and restatement of the Convertible Loan Agreement via the execution of the Amendment and Restatement Agreement Lifera CLA. Moreover, the Buyer has reached agreement with Pharmaceutical Investment Company on a shareholders agreement to be entered into between them in relation to the envisaged jointly owned holding vehicle for Centogene Germany after Closing (the “Lifera Topco SHA”).

(E)	Promptly following the date of this Agreement, the Seller shall convene an extraordinary general meeting (the “EGM”). During the EGM, amongst others, those who are shareholders of the Seller on the record date for the EGM shall be able to vote on the approval of the Transaction and the Liquidation.

(F)	The Buyer may assign this Agreement and its rights and obligations under this Agreement in accordance with Clause 14.10. To this end, the Buyer has reserved the following shelf companies with a service provider: Blitz F24-481 GmbH, which is or will be a wholly-owned subsidiary of the Buyer and which in turn shall hold 100% of the shares in Blitz F24-483 GmbH.

THE PARTIES AGREE as follows:

1.	Definitions and Interpretation

Unless the context requires otherwise interpretation conventions and capitalised terms used in this Agreement shall have the meaning set out in Schedule 1 (Definitions and Interpretation).

2.	Sale, Purchase and transfer of the Shares and Shareholder Loans

2.1	On the terms and subject to the conditions set out in this Agreement, the Seller hereby sells the Shares and the Shareholder Loans (the remaining intercompany receivables of the Seller against Centogene Germany and its subsidiaries after the implementation of the Pre-Closing Restructuring Measures, is expected to amount to approximately EUR 43 million) to the Buyer and the Buyer hereby purchases the Shares and the Shareholder Loans from the Seller.

2.2	Subject to the satisfaction or (to the extent permitted under applicable Law) waiver of the Conditions in accordance with Clause 4 (Conditionality), the Seller shall transfer title to the Shares and Shareholder Loans free from all Third Party Rights and together with all rights attached to the Shares on Closing to the Buyer, and the Buyer shall accept the transfer of title to the Shares and Shareholder Loans on Closing by executing the Deed of Transfer, all in the manner as further set out in Clause 5 (Closing) provided that the transfer of title to the Shares and Shareholder Loans under the Deed of Transfer will only become effective upon the suspensive condition (aufschiebende Bedingung) precedent of the receipt of the Purchase Price on the Seller’s bank account designated in the Deed of Transfer.

2.3	Subject to Closing, the economic benefit and burden of the Shares, the businesses of the Group Companies, all their assets and liabilities and the Shareholder Loans shall be for the risk and account of the Buyer as of the Closing Date.

3.	Purchase Price, Reimbursment of costs and Payment

3.1	The aggregate cash purchase price for the Shares and the Shareholder Loans shall be an amount equal to EUR 8,717,906.80 (the “Purchase Price”). As additional consideration for the acquisition of the Shares and the Shareholder Loans, the Buyer undertakes to assume (or have another wholly-owned (or owned together with a management company) subsidiary assume) the Convertible Loan Agreement at Closing with debt releasing effect for the Seller (regarding all outstanding amounts thereunder, being USD 30,000,000 plus any accrued and unpaid interest, if any) and to amend and restate the Convertible Loan Agreement in the form of the Amendment and Restatement Agreement Lifera CLA (the “Non-Cash Purchase Price” and together with the Purchase Price, the “Total Consideration”).

3.2	The Seller confirms that the cash position of the Seller Group (meaning the cash balance minus any overdue operational liabilities) on 31 October 2024 (the “Net Cash Position”), is no less than EUR 700,000 (the “Minimum Cash Level”).

3.3	The Seller will provide the Buyer on 15 November 2024 with evidence showing the Net Cash Position and deliver a statement on the amount of the Net Cash Position. The amount notified as Net Cash Position in such statement shall be the Net Cash Position for purposes of this Agreement, provided that the Buyer can within ten (10) calendar days following 5 November 2024 send a written notice of disagreement (the “Notice of Disagreement”) to the Seller stating in reasonable detail the reasons for the disagreement with the Net Cash Position shown in the evidence provided by the Seller. The Seller and the Buyer shall use all reasonable efforts to discuss the Buyer’s disagreement, and its reasons for the disagreement, and attempt in good faith to reach agreement in respect thereof. If such agreement is reached and the outcome of the agreement is that the Net Cash Position as notified by the Seller needs to be reduced, the Purchase Price shall be reduced accordingly on a euro-for-euro basis for the amount that the Net Cash Position shall be less than the Minimum Cash Level and the Purchase Price in such reduced amount shall be the Purchase Price for purposes of this Agreement and the Deed of Transfer. If the Parties are unable to reach agreement within ten (10) calendar days of the Notice of Disagreement, the Parties will jointly appoint an independent firm of internationally recognised accountants to determine the Net Cash Position and the cost and fees of such accountants firm shall be borne by the Buyer, except if the outcome is that the Purchase Price needs to be reduced in which latter case such cost and fees shall be borne by the Seller. If such accountants firm determines that the Purchase Price as notified by the Seller needs to be reduced, such reduced amount shall be the Purchase Price for purposes of this Agreement and the Deed of Transfer. In all other cases, including if such accountants firm has made no determination concerning the Purchase Price within 30 calendar days of its appointment, the Purchase Price as notified by the Seller shall continue to be the Purchase Price for purposes of this Agreement and the Deed of Transfer as long as the cause of the accountant firm not having made a determination is not attributable to the Seller.

3.4	The Purchase Price (as notified and adjusted in accordance with Clause 3.3, 3.7 or 6.4, as the case may be) shall be payable to the bank account designated by the Seller in the Deed of Transfer on the Closing Date in cash. The Seller undertakes to confirm receipt of the Purchase Price (as notified and adjusted in accordance with Clause 3.3, 3.7 or 6.4, as the case may be) by written (pdf sufficient) notice (the “Confirmation of Receipt”) to the Notary (with copy to the Buyer) immediately, but latest within two (2) Business Days after receipt of the payment. If the Seller fails to provide the Confirmation of Receipt in a timely manner, a written (email being sufficient) payment confirmation issued by the Buyer’s bank, a pdf copy of which the Notary shall forward to Seller, shall serve as Confirmation of Receipt. The Confirmation of Receipt constitutes proof of the payment of the Purchase Price and of the occurrence of the suspensive condition precedent (aufschiebende Bedingung) for the transfer of the title of the Shares as set forth in Section 1.1 of the Deed of Transfer.

3.5	If the Buyer fails to pay the Purchase Price (as adjusted in accordance with Clause 3.3, 3.7 or 6.4, as the case may be) to the Seller, in accordance with the terms of this Agreement, on, or within three (3) Business Days, after the Closing Date, the Seller may in its sole discretion terminate this Agreement (including the Deed of Transfer) by notice in writing to the Buyer.

3.6	If any payment is made by or on behalf of a Party to another Party under or in connection with this Agreement (other than the payment of the Purchase Price), such payment shall, to the extent permitted under applicable Law, be treated as an adjustment of the Purchase Price paid by the Buyer and the Purchase Price shall be deemed to have been reduced by the amount of such payment. The Parties are of the unanimous view that the sale and transfer of the Shares hereunder is exempt from value added tax and hence no value added tax shall be paid in addition to the Purchase Price by the Buyer to the Seller, i.e. the Purchase Price is a gross amount.

3.7	Between the date of this Agreement and Closing, the Seller shall, and shall procure that the Group Companies shall, spend a maximum aggregate amount of EUR 2,481,937.68 to pay any transaction and liquidation costs of the Seller Group, including the costs set out in Schedule 5 (Costs). Any amount spent on any such costs of the Seller Group in excess of the aggregate amount of EUR 2,481,937.68 between the date of this Agreement and Closing shall on a euro-for-euro basis be deducted from the Purchase Price. For the avoidance of doubt, Parties agree that the operational expenses of the Group Companies, including any amounts payable under the consultancy agreement with Oliver Wyman referred to in Clause 6.3.3 are separate from the transaction and liquidation costs referred to in this Clause 3.7.

3.8	If and to the extent that the Seller would be in a position to distribute more than USD 0.20 per ordinary share in its share capital in connection with the Liquidation (such excess amount, the “Excess Liquidation Cash”), the Seller shall repay the Excess Liquidation Cash to the Buyer (converted into euros using the euro/U.S. dollar exchange on the Business Day prior to such repayment) immediately prior to making its Liquidation distribution to the Company’s shareholders.

3.9	As set out in Clause 3.1 above, the Total Consideration payable by the Buyer under this Agreement and consisting of (i) the Purchase Price (to be paid in cash) and (ii) the Non-Cash Purchase Price (to be settled by way of the execution of the Amendment and Restatement Agreement Lifera CLA) shall be allocated as follows:

3.9.1	primarily to the Shareholder Loan (respectively the respective receivables thereunder against Centogene Germany) up to the amount outstanding thereunder (including any accrued and unpaid interest); and

3.9.2	any remaining amount of the Total Consideration shall be allocated to the Shares.

The Parties expect that the amount of the Total Consideration will be less than the amount outstanding under the Shareholder Loans at Closing, in which case (i) an amount of EUR 1 shall be allocated to be the consideration for the Shares, (ii) an amount of EUR 1 shall be allocated to be the consideration for the Impaired Tranche Shareholder Loan and (iii) the remaining amount of the Total Consideration, i.e. the Total Consideration minus EUR 2 shall be allocated to be the consideration for the Value Tranche Shareholder Loan.

4.	Conditionality

4.1	Closing is subject to the following conditions precedent (opschortende voorwaarden) being satisfied or (to the extent permitted under applicable Law) waived on or before 31 March 2025 (the “Long Stop Date”):

4.1.1	the Board of Directors of the General Authority for Competition of the Kingdom of Saudi Arabia (“GAC”) issuing a resolution under Article 10(1) or Article 10(2) of the Competition Law approved by Royal decree No. (M/75) dated 29/6/1440H (the “Competition Law”) and Article 23(1) of its implementing regulations dated 25/1/1441H, approving the Transaction or the Governor of GAC doing so, provided that any such approval shall not have imposed a condition that will require Buyer to divest any interest in Genomics or any other business a Group Company does directly or indirectly in the Kingdom of Saudi Arabia or the Board and the Governor of GAC being deemed to have approved the Transaction under Article 11(2) of the Competition Law and Article 23(2) of its implementing regulations (or howsoever otherwise), or either the Board or Governor of GAC (or GAC doing howsoever otherwise, including by way of administrative communication by GAC) waiving or indicating release from waiving any requirement to apply for such approval (the “Competition Condition”);

4.1.2	No Governmental Order has been issued by any Governmental Authority that remains in force and effect, no Governmental Authority has enacted any Law, governmental order or injunction that is in effect, and no Governmental Authority has ordered a filing with suspensory effect, which in each case restrains or prohibits the consummation of the Transaction and/or the Liquidation in any material respect;

4.1.3	at the EGM, the EGM Resolutions are passed with the requisite majority of votes cast (the “EGM Condition”);

4.1.4	Oxford Finance LLC has not (i) provided a written notice declaring that an event of default or breach under the Oxford Loan Facility has occurred and is continuing, (ii) exercised its rights to claim any amount due and payable under the Oxford Loan Facility or any other Loan Document (as defined in such Oxford Loan Facility) or (iii) enforced any security right under or in connection with the Oxford Loan Facility or any other Loan Document (as defined in such Oxford Loan Facility), in each case as a direct result of which Centogene Germany is materially insolvent (zwingender Insolvenzgrund – i.e. illiquid or overindebted according to the German Insolvency Code (InsO)) or the Seller ceases to own the shares in Centogene Germany or Centogene Germany ceases to own any of the assets that it owns on the date of this Agreement (the “Oxford Condition”);

4.1.5	Centogene Germany is not materially insolvent (zwingender Insolvenzgrund) i.e. illiquid or overindebted according to the German Insolvency Code (InsO) prior to or on the Closing Date (as defined below) (the “Insolvency Condition”);

4.1.6	completion of the Pre-Closing Restructuring Measures in a form reasonably satisfactory to the Buyer; (“Pre-Closing Restructuring Condition”);

4.1.7	the Amended and Restated Oxford Loan Facility being executed by the respective parties thereto and effective in accordance with its terms; and

4.1.8	the Lifera Agreements each being executed by the respective parties thereto and effective in accordance with their respective terms;

(the “Conditions”).

4.2	All Conditions are for the benefit of the Buyer and can be waived (to the extent permitted under applicable Law) by the Buyer at its sole discretion except for the Conditions set out in subclauses 4.1.7 and 4.1.8 which are for the benefit of both the Buyer and the Seller and can be waived (to the extent permitted under applicable Law) only by the Buyer and the Seller jointly by written consent.

4.3	The primary responsibility for the preparation, filing and strategy of the relevant notifications set out in Clause 4.1.1 and the conduct of proceedings in connection therewith before any relevant Governmental Authority rests with the Buyer, and any costs and expenses incurred in connection therewith are for the account of the Buyer.

4.4	Subject to the provisions below, each Party shall use all reasonable endeavours to cause the respective Conditions to be fulfilled as soon as possible following the date of this Agreement and each Party shall keep the other Party apprised of all relevant developments in connection with the satisfaction or (to the extent permitted by applicable Law) waiver of the respective Conditions. In particular, the Parties agree and the Seller will use all reasonable endeavours to cause the implementation of the Pre-Closing Restructuring Measures.

4.5	It shall be at the Buyer’s sole discretion whether or not to divest any interest in Genomics or any other business a Group Company does directly or indirectly in the Kingdom of Saudi Arabia, and the Buyer shall not be obliged to offer, accept, take, perform or satisfy any such divestment, to fulfil the Competition Condition, whether requested by a Governmental Authority or not.

4.6	Without prejudice to the Buyer’s obligations set out in Clause 4.3, the Seller shall use all reasonable endeavours, and shall use all reasonable endeavours to cause each Group Company, to co-operate with and assist the Buyer in procuring the satisfaction of the Competition Condition by providing, as soon as reasonably possible, the Buyer, or its counsel, as the case may be, for this purpose upon reasonable request and in good faith with the information and documents in their possession or under their control and required for the purpose of making any submissions, filings and/or notifications to any such Governmental Authority and/or for answering any questions raised by any Governmental Authority.

4.7	If the Conditions have not been satisfied in accordance with this Agreement or (to the extent permitted under applicable Law) waived on or before the Long Stop Date, (i) then the Buyer may at its sole discretion either terminate this Agreement by notice in writing to the Seller, or (ii) the Buyer and the Seller may acting jointly postpone the Long Stop Date to a date which shall not be later than three (3) months after the Long Stop Date. If at the postponed Long Stop Date, the Conditions are still not satisfied or (to the extent permitted under applicable Law) waived in accordance with this Agreement, then each of the Buyer and the Seller may at its sole discretion terminate this Agreement by notice in writing to the other Party.

5.	Closing

5.1	Closing shall take place on the date which is the later of: (i) fifteen (15) calendar days after the day on which the last Condition is satisfied or waived in accordance with Clause 4 (Conditionality), provided that on the Closing Date all Conditions remain satisfied and/or (to the extent permitted under applicable Law) waived, as the case may be; and (ii) such other time and date as the Seller and the Buyer may agree in writing, at the offices of the Notary or any other location as agreed between the Seller and the Buyer (such date, the “Closing Date”).

5.2	On the Closing Date, at a time to be agreed between the Parties, the Seller and the Buyer shall transfer the Shares and the Shareholder Loans, together with all rights attached thereto, through the execution of the Deed of Transfer, which provides in Section 1.1 of the Deed of Transfer, that the transfer of the title in Shares as well as the Shareholder Loans is conditional upon receipt of the Purchase Price (as adjusted in accordance with Clause 3.3, 3.7 or 6.4, as the case may be) by the Seller. Following notarization of the Deed of Transfer, the Buyer shall wire the Purchase Price (as adjusted in accordance with Clause 3.3, 3.7 or 6.4, as the case may be) free of any charges or other deductions to the bank account designated by the Seller in the Deed of Transfer. On the Closing Date, the Seller shall also provide the Buyer with a termination and settlement agreement entered into between the Seller and all of its Affiliates (except for the Group Companies) on the one side and the respective Group Companies on the other side, in which the Seller and its Affiliates (except for the Group Companies) confirm that any and all relationships between them on the one side and the respective Group Companies on the other side have been terminated and any claims thereunder have been fully settled and are, for the avoidance of doubt, waived, except for the assignment by Seller to Centogene Germany of certain obligations under the engagement letter by and between Seller and MTS Health Partners, L.P. dated 13 September 2022, as amended from time to time. This termination and settlement agreement shall include a list of contracts and arrangements that shall be terminated and shall include a provision that any contracts and arrangements not included in such list shall nevertheless be deemed to have been terminated in accordance with said agreement.

5.3	The Parties instruct the Notary in the Deed of Transfer to amend the shareholder’s list of Centogene Germany, sign and send it to the commercial register and to make available a copy of the amended list to Centogene Germany (section 40 para. 2 sentence 1 German Code on Limited Liability Companies, GmbHG) as soon as he has received the Confirmation of Receipt. The certificate pursuant to section 40 para. 2 sentence 2 German Code on Limited Liability Companies is to be attached to the shareholder list.

5.4	The cost and fees of the Notary shall be borne by the Buyer.

6.	Ordinary Course of Business

6.1	Until Closing and save as agreed to by the Buyer in writing, the Seller shall procure that the Group Companies shall continue to conduct their business in the ordinary course of business and consistent with past practice (without prejudice to the generality of the foregoing) and shall procure that no Group Company shall, except with prior written consent of the Buyer, unless otherwise provided in this Agreement (including, for the avoidance of doubt, in relation to the Pre-Closing Restructuring Measures), between the date of this Agreement and Closing:

6.1.1	make any substantial change in the nature or organisation of its business or discontinue or cease to operate all or a material part of its business;

6.1.2	enter into or amend any agreement the amount or value of which exceeds EUR 100,000 or is for a duration exceeding one year, including the transfer of contracts and liabilities from the Seller or any of its entities to Centogene Germany;

6.1.3	borrow any money in excess of an amount of EUR 150,000;

6.1.4	grant any security over any of its assets;

6.1.5	incur one-off items of capital expenditure in excess of an amount of EUR 50,000 or incur capital expenditure in total in excess of an amount of EUR 150,000;

6.1.6	cancel, terminate or materially modify any insurance policy to the extent the same would materially adversely affect the insurance cover that a Group Company would otherwise have in the period between the date of this Agreement and Closing;

6.1.7	engage, appoint, dismiss or alter the terms and conditions of any employee or contractor with a compensation greater than EUR 80,000 (excluding VAT) per annum;

6.1.8	materially amend the terms and conditions of employment or engagement of any of the employees (except (i) as required under Law, or (ii) as required under any collective bargaining agreement or (iii) in the ordinary course of business and consistent with past practice) (including materially increasing the cost of any benefits payable by more than 5% of the aggregate cost of benefits payable to or in respect of the employees as at the date of this agreement);

6.1.9	change its residence for Tax purposes;

6.1.10	make, enter into, terminate or amend any election, rulings, compromises or other agreements with a Tax Authority or otherwise related to Taxes;

6.1.11	agree to extend or waive any period of adjustment, assessment or collection of Taxes;

6.1.12	file any Tax Return except to the extent such Tax Return is required to be filed before Closing and then only in a manner consistent with past practice of the relevant Group Company;

6.1.13	file any amended Tax Returns;

6.1.14	any adoption of any enterprise agreements within the meaning of sections 291 and 292 German Stock Corporation Act (Aktiengesetz) or similar agreements under the laws of other jurisdictions;

6.1.15	any merger, split-off or other company reorganization involving any Group Company within the meaning of and pursuant to the German Reorganization Act (Umwandlungsgesetz) or similar provisions under the laws of other jurisdictions;

6.1.16	implement or propose any change or additions to any pensions scheme or grant or create any additional retirement, death, or disability benefit other than as required by the applicable laws or regulations;

6.1.17	make any significant change in its method of Tax, accounting or any audit practices or change its accounting date, other than a change required by Law;

6.1.18	repay, repurchase or withdraw any share capital or make any distributions of profits or reserves or issue any shares or options for shares or profit sharing instruments of Centogene Germany;

6.1.19	enter into any transaction which affects the legal status of any Group Company or amend the articles of association of any Group Company;

6.1.20	settle or enter into any litigation, arbitration or similar proceedings where the amount in dispute exceeds EUR 100,000; or

6.1.21	agree, conditionally or otherwise, to do any of the foregoing.

6.2	The Seller shall not require the consent of the Buyer in accordance with Clause 6.1, if the Seller is required to take any of the actions referred to in Clause 6.1 pursuant to (i) applicable Law or (ii) pursuant to the terms, or in connection with the implementation, of (a) this Agreement (including, for the avoidance of doubt, in relation to the Pre-Closing Restructuring Measures), (b) the Oxford Loan Facility and/or the Oxford Agreements, (c) the Lifera Agreements, (d) the EUR 15,000,000 short-term loan facility agreement to be entered into between Centogene GmbH and Genomics Innovations Company Limited and/or (e) any receivables pledge agreement to be entered into between Centogene GmbH and Genomics Innovations Company Limited pursuant to the short-term loan facility agreement referred to under limb (d), but it will, to the extent permitted under applicable Law, notify the Buyer in advance if it contemplates taking any of the actions referred to in Clause 6.1.

6.3	The Parties agree that in the period from the date of this Agreement until the Closing Date, the Seller shall have a best efforts obligation (inspanningsverplichting), subject to the Seller’s obligations under the Oxford Loan Facility, to:

6.3.1	without prejudice to Clause 6.1.7, procure that the current members of the board of Centogene Germany shall not resign from their position and/or terminate their engagement with the Group;

6.3.2	ensure that the engagement of each of Francisco de Borja Valor Martínez, Move and Enjoy Consulting Services S.L. and Víctor Tomás Llinares Bernal as consultants to Centogene Germany shall not be terminated;

6.3.3	terminate the consultancy agreement entered into between the Seller and Oliver Wyman (the “OW Consultancy Agreement”), such termination subject to the prior approval of Oxford Finance LLC, whereby the Seller shall use its best efforts to procure that as little costs as possible are incurred by the Seller and/or the Group in connection with such termination; provided that, if the OW Consultancy Agreement has not been terminated prior to Closing, Seller shall cause the OW Consultancy Agreement to be assigned, with all rights and obligations thereunder and debt discharging effect for the Seller, to Centogene Germany (or to take such other action having the same effect);

6.3.4	without prejudice to Clause 6.1.7, discuss and enter into a new employment or services agreement with the chief restructuring officer (“CRO”), which replaces the current agreement between Centogene Germany and the CRO pursuant to which, at minimum, a lower remuneration for the CRO is agreed upon;

6.3.5	transfer the Seller’s entire interest in Genomics to Centogene Germany prior to, at, or as soon as permitted under applicable Law after Closing, provided that if such transfer has not occurred prior to or at Closing, (i) the Seller’s best efforts obligation to transfer such interest continues to apply and (ii) Buyer shall have a best efforts obligation (inspanningsverplichting) to cause Centogene Germany to accept such transfer once such transfer is permitted to be consummated under applicable Law.

6.4	The Seller shall, ultimately two (2) Business Days prior to Closing, notify the Buyer of Seller’s cash position (meaning its cash balance minus any overdue liabilities) at Closing. At Closing, any such remaining cash amount shall be deducted from the Purchase Price, provided that as a result of such reduction the Purchase Price shall never be less than EUR 5,521,681.30.

6.5	The Seller agrees with the Buyer to not transfer or assign to Centogene Germany the respective agreements with or liabilities in connection with the arrangements with (i) McManamey & McManamey, (ii) Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwälte Steuerberater and (iii) Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C, or any other agreement or liability.

6.6	Nothing in this Agreement shall restrict the Seller or Centogene Germany from satisfying, and the Seller and Centogene Germany shall continue to satisfy, (i) their contractual obligations, including vis-a-vis their respective employees and officers, in accordance with their terms as they exist on the date of this Agreement, and (ii) the Seller’s obligations under its long-term incentive plan, it being understood that with respect to any contractual obligations vis-a-vis any members of the management board, supervisory board or leadership team of the Seller and the Group Companies, any payment shall only be made in respect of those contractual obligations to the extent disclosed to the Buyer in writing or through disclosures in the data room made available by the Seller to the Buyer in connection with the transactions contemplated by this Agreement.

6.7	For the avoidance of doubt, notwithstanding Clause 5.2, if following Closing there appear to be any remaining receivables of the Seller or any of the Seller’s Affiliates excluding the Group Companies against any Group Company or Genomics, the Seller herewith sells and, subject to Closing, transfers or, as regards Affiliates, shall procure that the respective Seller’s Affiliates shall sell and, subject to Closing, transfer such receivables to the Buyer without any additional consideration becoming due and payable and such receivables shall be deemed to be or have been part of the Impaired Tranche Shareholder Loan sold and transferred to the Buyer, or – upon the Buyer’s request – shall be waived. Parties shall discuss in good faith how to restructure these receivables and liabilities (if any) so that they cease to exist in a Tax optimal manner.

6.8	Prior to the date hereof the Seller provided to the Buyer an overview of all agreements and arrangements entered into between Oxford Finance LLC or its Affiliates on the one hand and the Seller or its Affiliates on the other hand, and the Seller shall procure that no amendments shall be made to such agreements and arrangements nor shall any additional or deviating arrangements with Oxford Finance LLC be entered into without the written approval of the Buyer, except as contemplated by the Oxford Agreements.

6.9	In order to ensure the sustainability of the business carried out by the Group Companies in the period up to Closing, the Seller undertakes to perform the obligations and other matters reflected in Schedule 6 (Post-Signing Undertakings), starting as soon as possible but in any event within ten (10) calendar days following the date of this Agreement.

6.10	The Seller undertakes to appoint a new Chief Financial Officer of Centogene Germany within two (2) weeks following the date of this Agreement. In this process, subject to limitations under applicable Law, the appointment of Francisco de Borja Valor Martínez shall be considered in good faith as being the Seller’s preferred candidate. The appointment of someone other than Francisco de Borja Valor Martínez as the new Chief Financial Officer of Centogene Germany shall require the Buyer’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

7.	Access Rights

7.1	In the period between the date of this Agreement and Closing the Seller shall:

7.1.1	to the extent reasonably requested by the Buyer procure that the Buyer and its representatives are given reasonable access to the directors and to the books and records of each of the Group Companies at such times during normal business hours on any Business Day on reasonable notice to the Seller; and

7.1.2	provide such information regarding the business and affairs of each of the Group Companies as the Buyer may reasonably require in order to prepare for Closing,

provided that the foregoing shall not unreasonably disturb or interfere with the normal operations of the Group Companies, and in each case to the extent permitted by any applicable Law in force at the time, including any applicable competition Law, and further provided that the Buyer will have no rights under this Clause 7.1 whilst in material breach of this Agreement.

7.2	After the Closing Date, the Buyer shall:

7.2.1	make available, or cause to be made available to the Seller, all information, records or documents which may be reasonably requested by the Seller to fulfil its reporting or filing requirements (including in relation to Tax matters) pertaining to the Group Companies; and

7.2.2	preserve, or cause to be preserved, any information, records or documents pertaining to the Group Companies that are in its possession or under its control until the expiration of all limitation periods under applicable Law.

provided that the foregoing shall not unreasonably disturb or interfere with the normal operations of the Group Companies, and in each case to the extent permitted by any applicable Law in force at the time, including any applicable competition Law.

8.	Seller’s Warranties

8.1	The Seller represents and warrants (garandeert) to the Buyer that each of the Seller’s Warranties is true and accurate and not misleading as at the date of this Agreement and will also be true and accurate and not misleading as at Closing.

8.2	No Seller’s Warranty shall be limited by the contents of another Seller’s Warranty. Each Seller’s Warranty shall be construed as separate and independent.

9.	Liability for Seller’s Warranties

9.1	In the event of a Breach of any of the Seller’s Warranties, the Seller shall pay the Damages suffered or incurred by the Buyer as a result of such Breach to the Buyer in accordance with Schedule 3 (Limitation of Liability).

9.2	Except in the event of fraud (bedrog), intentional recklessness (bewuste roekeloosheid), or wilful misconduct (opzet) or gross negligence (grove nalatigheid), the liability of the Seller in connection with a breach of one or more of its obligations under this Agreement and any obligation to pay Damages, shall be subject to the limitations contained in, and be subject to the other provisions of Schedule 3 (Limitation of Liability).

10.	Buyer’s Representations and Warranties

The Buyer represents and warrants (garandeert) to the Seller that, on the date of this Agreement and at the Closing Date, each of the following statements is is true and accurate and not misleading:

10.1.1	it is duly organised and validly incorporated and existing under the laws of the jurisdiction in which it was incorporated;

10.1.2	it has all requisite capacity, power and authority to enter into and perform its obligations under this Agreement;

10.1.3	it is not insolvent and has not been declared bankrupt;

10.1.4	its obligations under this Agreement constitute binding obligations in accordance with its terms;

10.1.5	all payments to be made by the Buyer to the Seller under this Agreement may be made free from any deduction or withholding whatsoever, including in respect of Tax; and

10.1.6	the execution and delivery of, and the performance by it of its obligations under, this Agreement:

(a)	will not result in a breach of any provision of its constitutional documents; and

(b)	will not result in a breach of any order, judgment or decree of any court or Governmental Authority to which it is a party or by which it is bound.

11.	Announcements and Confidentiality

11.1	Neither Party shall release a press release concerning this Agreement, the Transaction or any ancillary matter, unless the contents and timing of such press release has been agreed between the Parties separately, unless required by Law (in which case the Buyer and the Seller shall in good faith discuss the contents and timing of the press release or other announcement before it is released, to the extent permitted by applicable Law).

11.2	Each Party shall, and shall procure that each member of the Seller Group or Buyer Group (respectively) shall keep confidential all information provided to it by or on behalf of the other Party or any member of the Seller Group or the Buyer Group (as applicable) or otherwise obtained by them or in connection with this Agreement which relates to the other Party or any member of the Seller Group or the Buyer Group (as applicable).

11.3	Nothing in this Clause 11 prevents disclosure of confidential information by any of the Parties:

11.3.1	to a public announcement, communication or circular required by Law, by a rule of a listing authority or stock exchange to which any Party is subject or submits or by a competent Governmental Authority with relevant powers to which any Party is subject or submits, whether or not the requirement has the force of law provided that the public announcement, communication or circular shall, so far as is practicable, be made after consultation with the other Party and after taking into account the reasonable requirements of the other Party as to its timing, content and manner of making or despatch, provided that the Seller does not require Buyer’s consent in connection with the filing of any SEC Documents or any disclosures therein to the extent such filings and/or disclosures are required by applicable Law (including applicable securities laws and regulations) provided, however, that the Buyer will, to the extent practicable and permitted under applicable Law, have the opportunity to review and provide reasonable comments on the SEC Documents (which comments the Seller shall consider); and provided, further, that following the Closing, the Seller may freely make disclosures regarding the Transaction (where such disclosures are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party)), the Liquidation and any matters not directly related to the Transaction;

11.3.2	in legal proceedings to the extent reasonably necessary to exercise its rights under this Agreement;

11.3.3	any of the Parties to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by that Party;

11.3.4	any of the Parties to a Tax Authority to the extent required or reasonably appropriate for the tax affairs of the relevant Party or its Affiliates;

11.3.5	by the Buyer to comply with its fund reporting requirements in the ordinary course of business and consistent with past practice; and

11.3.6	any of the Parties to that Party’s professional advisers, auditors and financiers, provided that before any disclosure to any such person the relevant Party shall procure that it is made aware of the terms of this Clause 11 and shall procure that each such person undertakes in writing to adhere to those terms as if it were bound by the provisions of this Clause 11.

12.	Notices

12.1	All notices, consents, waivers and other communications under this Agreement (“Notices”) must be in writing in the English language and delivered by hand, email or sent by registered mail or express courier to the appropriate addresses set out below, or to such addresses as a Party may notify to the other Party from time to time. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered mail or express courier, or at the time of successful transmission, if delivered by email:

12.1.1	if to the Seller:

To:	Centogene N.V.
Attn:	the Management Board and Supervisory Board
Address:	Am Strande 7, 18055 Rostock, Germany
Email:	jan.boysen@centogene.com

investor.relations@centgene.com

and in each case with a copy (which shall not constitute formal notice):

To:	NautaDutilh N.V.
Attn:	Paul van der Bijl
Address:	Beethovenstraat 400, 1082 PR, Amsterdam, The Netherlands
Email:	Paul.vanderBijl@nautadutilh.com

12.1.2	if to the Buyer:

To:	Charme IV
Attn:	Francisco Churtichaga
Copying:	Asier Sanz Mitchell, Juan Casla
Address:	Calle Serrano 26, 8 izquierda 28001 Madrid (Spain)
Email:	fchurtichaga@charmecapitalpartners.com,
amitchell@charmecapitalpartners.com
jcasla@charmecapitalpartners.com

with a copy (which shall not constitute formal notice)

To:	Clifford Chance LLP
Ref:	Project Crown
Attn:	Jan-Hendrik Horsmeier, Stephanie Horowitz
Address:	Droogbak 1A, 1013 GE Amsterdam, The Netherlands
Email:	JanHendrik.Horsmeier@cliffordchance.com,
Stephanie.Horowitz@CliffordChance.com

13.	Termination

13.1	Despite the provisions of Clause 4.7, and the Parties agree that the provisions of Clause 11 (Announcements and Confidentiality), this Clause 13 (Termination), and Clause 14 (Miscellaneous) shall survive termination of this Agreement.

13.2	Upon termination of this Agreement pursuant to Clause 3.5 or Clause 4.7, each Party shall return to the other Party all confidential information (including all copies of such information) which has been supplied by such other Party, its representatives or its or shall expect expunge it from its electronic data, subject to compliance with applicable Laws.

13.3	The Parties waive their right under articles 3:44, 6:265 to 6:272 inclusive, 6:228, 6:230 and 6:258 of the DCC to rescind (ontbinden), annul (vernietigen), make amendment proposals (wijzigingsvoorstellen) regarding this Agreement on the ground of error, or demand in legal proceedings the rescission (ontbinding), annulment (vernietiging) or the amendment of this Agreement, in whole or in part. If a Party has made an error (heeft gedwaald) in relation to this Agreement, it shall bear the risk of that error.

14.	Miscellaneous

14.1	Further action

If, at any time after the Closing, any further action is necessary or desirable in order to implement this Agreement, each Party shall at its own cost execute and deliver any further documents and take all such necessary action as may reasonably be requested by the other Party.

14.2	Legal effect

This Agreement does not have any legal effect until each Party has validly signed this Agreement.

14.3	Invalidity

The Parties acknowledge the reasonableness of the provisions of this Agreement. If any provision of this Agreement is or becomes void, invalid, non-binding or in contravention of law or regulation by a competent court or authority, (in each case either in whole or in part), such void, invalid, non-binding or contravening provision will not form part of this Agreement but the remainder of this Agreement shall not be affected to the extent that, given this Agreement’s substance and purpose, such remainder is not inextricably related to the void, invalid, non-binding or contravening provision. The Parties shall use reasonable best efforts to agree on a replacement provision that is legal, valid and enforceable and the legal effect of which, given the substance and purpose of this Agreement, is, to the greatest extent possible, similar to that of the void, invalid, non-binding or contravening provision.

14.4	Amendments

Any amendment of this Agreement is valid only if it is in writing and signed by each of the Parties.

14.5	No withholding

14.5.1	Unless stated otherwise in this Agreement, all payments made by a Party under this Agreement shall be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind other than any deduction or withholding required by applicable Law.

14.5.2	Notwithstanding Clause 14.5.4 which shall prevail over this Clause 14.5.2, If a Party makes a deduction or withholding required by applicable Law from a payment due under this Agreement, the sum due shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the other Party receives a sum equal to the sum it would have received had no deduction or withholding been made. The Parties agree to make commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding. If a Party makes any increased payment (gross-up) on account of any withholding tax hereunder and the other Party obtains a credit against, relief or remission for, payment of or repayment of, or on account of, of any Tax which relates to the corresponding withholding Tax which was the basis for the increased payment (gross-up), the other Party shall pay an amount to the Party (that made the gross up) which will leave the other Party (after such payment) in the same after-Tax position as it would have been in had the increased payment (gross-up) not been made by the Party (that made the gross up).

14.5.3	The Parties agree to make commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding. If a Party makes any increased payment (gross-up) on account of any withholding Tax hereunder and the other Party obtains a credit against, relief or remission for, payment of or repayment of, or on account of, of any Tax which relates to the corresponding withholding Tax which was the basis for the increased payment (gross-up), the other Party shall pay an amount to the Party (that made the gross up) which will leave the other Party (after such payment) in the same after-Tax position as it would have been in had the increased payment (gross-up) not been made by the Party (that made the gross up).

14.5.4	If and to the extent a deduction or withholding is required by applicable Law (or a respective order from a Tax Authority) from any payment of the Buyer to the Seller (or on account of the Seller to any other Party) hereunder and such is to be made due to any withholding Tax being applicable on account of any capital gain or other taxable income of any Seller (e.g. under sec. 50a German Income Tax Act (Einkommensteuergesetz)), the Buyer shall not be obliged to gross up any payment in this respect and the Buyer’s deduction and forwarding of the relevant amounts of withholding tax to the competent Tax Authorities shall have a discharging effect for the relevant payment obligation.

14.6	Costs; No Forfeit of Rights; No Implied Waiver

14.6.1	Unless this Agreement provides otherwise, all costs and Taxes that a Party has incurred or will incur in preparing, concluding or performing this Agreement are for its own account.

14.6.2	Where a Party does not exercise any right under this Agreement (which shall include the granting by a Party to the other Party of an extension of time in which to perform its obligations under any provision hereof), this shall not be deemed to constitute a forfeit of any such rights (rechtsverwerking) or otherwise prejudice or restrict any such rights. The rights of each Party under this Agreement may be exercised as often as necessary and are cumulative and not exclusive of rights and remedies provided by law.

14.6.3	Any waiver under this Agreement must be given specifically by notice to that effect.

14.7	Entire Agreement

This Agreement and any document referred to in this Agreement constitute the entire agreement and supersede and replace any previous oral or written agreements, arrangements, understandings, undertakings, representations and warranties of any nature whatsoever between the Parties relating to the subject matter of this Agreement. No Party shall have any right or remedy against any other Party arising out of or in connection with any such earlier agreements unless stated otherwise in this Agreement.

14.8	Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together will constitute one and the same agreement. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

14.9	Electronic signature

This Agreement may be signed by way of electronic signature and this has the same effect as if signed by handwritten signature.

14.10	No assignment

No Party may fully or partly assign or encumber its rights and obligations under this Agreement or transfer any of the obligations under this Agreement or any interest therein (including by means of statutory merger or demerger) without the other Party’s prior written consent and without this consent, no assignment, encumbrance or transfer is effected, except that the Buyer may fully or partly assign or transfer, or purport to assign or transfer all rights and obligations under this Agreement without the prior consent of the Seller to any of its Affiliates.

14.11	No Third Party Stipulations

Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Parties any rights under, or by reason of, this Agreement.

14.12	Applicable law and jurisdiction

14.12.1	This Agreement and any non-contractual obligation or other matter arising out of or in connection with it shall be governed by and construed in accordance with and subject to the laws of the Netherlands.

14.12.2	Any dispute arising out of or in connection with this Agreement is to be submitted to the exclusive jurisdiction of the competent court in Amsterdam, The Netherlands. For the purpose of this Agreement, including for the serving of any litigation documents in connection with this Agreement, the Parties elect to have their domiciles at the addresses referred to in the heading of this Agreement.

[Signature page to follow]

IN WITNESS WHEREOF this Agreement has been signed on the date first written above

On behalf of Centogene N.V.

/s/ K.N. Stratton
Name:	K.N. Stratton
Title:	CEO

On behalf of Charme IV

/s/ Francisco Churtichaga
Name:	Francisco Churtichaga
Title:	Proxy Holder

[Project Crown – Share Purchase Agreement – Signature Page]

Schedule 1
Definitions and Interpretation

1.	Definitions

In this Agreement, including the Recitals, the following words and expressions shall have the following meanings:

“Affiliate”	means the ultimate parent of a Party and any and all persons with respect to which now or hereafter the ultimate parent of a Party, directly or indirectly, holds more than 50% (fifty per cent) of the nominal value of the share capital issued, or more than 50% (fifty per cent) of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such Person;

“Agreement”	means this agreement relating to the sale and purchase of the Shares, including all the Recitals and Schedules thereto;

“Amendment and Restatement Agreement Lifera CLA”	means the amendment and restatement agreement regarding the Convertible Loan Agreement entered into on or about the date hereof between the Seller, the Buyer and Pharmaceutical Investment Company;

“AO”	means the German General Tax Code (Abgabenordnung)

“Breach”	means any of the Seller’s Warranties not being true, accurate and not misleading;

“Business Day”	means a day (excluding Saturdays and Sundays) on which banks are open for general non-automated business in the Netherlands, Germany, the United States of America, Spain and/or the Kingdom of Saudi Arabia;

“Buyer”	has the meaning given to it in the heading of this Agreement;

“Buyer Group”	means the Buyer and each of the Buyer’s Affiliates from time to time, including each Group Company after Closing;

“Cash Purchase Price”	has the meaning given in Clause 3.1;

“Centogene Germany”	has the meaning given thereto in the introduction of this Agreement;

“Closing”	means the transfer of the Shares pursuant to the Deed of Transfer;

“Closing Date”	means the date on which the Closing takes place as determined in accordance with Clause 5 (Closing);

“CMGO”	means the Seller’s Chief Medical and Genomic Officer;

“Competition Condition”	has the meaning given in Clause 4.1.1;

“Competition Law”	has the meaning given in Clause 4.1.1;

“Conditions”	means the conditions precedent (opschortende voorwaarden) set out in Clause 4 (Conditionality);

“Confirmation of Receipt”	has the meaning given in Clause 3.4;

“Convertible Loan Agreement”	means the convertible loan agreement entered into between Pharmaceutical Investment Company and the Seller dated 26 October 2023;

“CRO”	has the meaning given in Clause 6.3.4;

“Damages”	means damages of the Buyer to be determined in accordance with title 1, section 10 of book 6 of the DCC, but excluding any loss of profit, loss of goodwill, indirect or consequential damages and contingent liabilities;

“DCC”	means the Dutch Civil Code (Burgerlijk Wetboek);

“Deed of Transfer”	means (i) the notarial deed of transfer of the Shares to be recorded before the Notary attached hereto in draft form as Schedule 4 (Sample Share Transfer Deed) and (ii) a deed of assignment with respect to the transfer of the Shareholder Loans in a form to be agreed between the Buyer and the Seller in the period between the date hereof and Closing;

“DPA”	means Section 721 of the Defense Production Act of 1950, as amended, and the rules and regulations issued and effective thereunder, including without limitation 31 CFR Parts 800-802;

“EGM”	has the meaning given in Recital (C);

“EGM Condition”	has the meaning given in Clause 4.1.3;

“EGM Resolutions”	means (i) approval of the Transaction under Article 2:107a DCC, (ii) dissolution of the Seller and (iii) the appointment of Seller’s liquidator and the custodian of its books and records in connection with the Liquidation;

“Excess Liquidation Cash”	has the meaning set out in Clause 3.8;

“GAC”	has the meaning given in Clause 4.1.1;

“Genomics”	has the meaning set out in Recital (D)

“Governmental Authority”	means any supranational, national, provincial, municipal or other governmental authority, administrative body or federal, state or local court of a relevant jurisdiction (including any subdivision thereof);

“Governmental Order”	means any order, writ, judgment, injunction, decree, declaration, stipulation, determination or award entered by or with any Governmental Authority;

“Group Company”	means Centogene Germany and any of its direct or indirect subsidiary undertakings, which as per the date of this Agreement are (i) Centogene FZ-LLC, (ii) Centogene US, LLC, (iii) Centogene India Pvt. Ltd. and (iv) Centogene d.o.o. Beograd, and “Group Companies” means all of them;

“Impaired Tranche Shareholder Loan”	means a second tranche of the Shareholder Loans at Closing, which shall rank behind the Value Tranche Shareholder Loan, corresponding to the amount of any outstanding amount under the Shareholder Loans at Closing not comprised by the Value Tranche Shareholder Loan at Closing;

“Insolvency Condition”	has the meaning given in Clause 4.1.5;

“Law”	means, in relation to any Person, any and all laws, common law, statutes, secondary legislation, directives, regulations, resolutions, statutory guidance and codes of practice, civil, criminal or administrative law, notices, judgments, decrees, orders or rulings from any Governmental Authority, in each case having the force of law, including any anti-bribery laws, anti-corruption laws, anti-money laundering laws and export control laws, in each case, as applicable to such Person;

“Lifera Agreements”	means the Lifera JV Novation Agreement, the Amendment and Restatement Agreement Lifera CLA and the Lifera Topco SHA, in each case in the forms agreed between the respective parties thereto, with such agreed forms having also been exchanged between the Parties prior to the execution of this Agreement;

“Lifera JV Novation Agreement”	has the meaning given in Recital (D);

“Lifera Topco SHA”	has the meaning given in Recital (D);

“Liquidation”	has the meaning given in Recital (B);

“Long Stop Date”	has the meaning given in Clause 4.1;

“Minimum Cash Level”	has the meaning given in Clause 3.2;

“Net Cash Position”	has the meaning set out in Clause 3.2;

“Non-Cash Purchase Price”	has the meaning given in Clause 3.1;

“Notary”	means the German law notary to be engaged by the Buyer after consultation with the Seller;

“Notice of Disagreement”	has the meaning given in Clause 3.4;

“Notices”	has the meaning given in Clause 12.1;

“Oxford Agreements”	has the meaning given in Recital (C);

“Oxford Condition”	has the meaning given in Clause 4.1.4;

“Party” or “Parties”	has the meaning given in the heading of this Agreement;

“Person”	means an individual, a company or corporation, a partnership, a limited liability company, a trust, an association, a foundation or other legal entity or unincorporated organisation, including any Governmental Authority, whether or not having separate legal personality and wherever incorporated or registered;
“Pre-Closing Restructuring Condition”	has the meaning given to it in Clause 4.1.6;

“Pre-Closing Restructuring Measures”	means the restructuring measures to be taken by the Seller and the relevant Group Companies between the date of this Agreement and Closing as agreed between the Seller and the Buyer on the date hereof, provided that the Buyer and the Seller shall discuss in good faith any required amendments thereto or amendments thereto that are designed to optimize such restructuring measures from a Tax perspective;

“Purchase Price”	has the meaning given in Clause 3.1;

“SEC Documents”	means any reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Seller with the U.S. Securities and Exchange Commission;

“Seller”	has the meaning given to it in the heading of this Agreement;

“Seller Group”	means the Seller and each of its Affiliates from time to time but excluding, for the avoidance of doubt, the Group Companies after Closing;

“Seller’s Warranties”	means the representations and the warranties made by the Seller to the Buyer as set out in Schedule 2 (Seller’s Warranties);

“Shares”	has the meaning given in Recital (A);

“Shareholder Loans”

means:

- the intercompany loan receivable with principal amount as at September 30, 2024, of EUR 64,864,799 owed by Centogene Germany to Seller;

- the intercompany receivable with principal amount as at September 30, 2024, of EUR 41,857,043 owed by Centogene Germany to Seller in relation to the Seller Group’s cash pooling arrangement;

- the intercompany loan receivable with principal amount as at September 30, 2024, of EUR 9,695,652 owed by Centogene US, LLC to Seller;

- the intercompany receivable with principal amount as at September 30, 2024, of EUR 8,217,073 owed by Centogene Switzerland AG to Centogene Germany in relation to the Seller Group’s cash pooling arrangement;

- the intercompany receivable with principal amount as at September 30, 2024, of EUR 8,056,408 owed by Centogene Germany to Centogene Switzerland AG in relation to the Seller Group’s cash pooling arrangement, all as adjusted in accordance with the Pre-Closing Restructuring Measures;;

“Tax” and “Taxation”	means any form of taxation and any levy of any country or jurisdiction (including any taxes within the meaning of Section 3 AO), duty, charge, contribution, withholding or impost in the nature of taxation imposed by, or payable to, a Tax Authority (regardless of whether such taxes are directly or primarily chargeable against or attributable to the relevant person or any other person or as a secondary liability only and regardless of whether the relevant person has, or may have, any right of reimbursement against any other person), including any fine, penalty, surcharge, interest or costs payable in connection therewith (including any ancillary tax charges referred to in Section 3 para 4 AO);

“Tax Authority”	means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world, authorised to levy Tax or responsible for the administration and/or collection of Tax or enforcements of any Law in relation to Taxation;

“Tax Return”	means any return, declaration, report or information return relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof;

“Third Party Rights”	means any pledge, charge, mortgage, security interest, attachment, right of usufruct, arrangement concerning depository receipts, claim, option, right of pre-emption, lien, leasehold interest, tenancy, covenant, restriction on voting or transfer or other encumbrance of any nature (including any other third party rights, interests or other type of preferential arrangement having a similar effect), save for any statutory third party rights reflected in the respective articles of association or other organisational documents of the relevant Group Companies;

“Total Consideration”	has the meaning given in Clause 3.1;

“Transaction”	has the meaning given in Recital (B); and

“Value Tranche Shareholder Loan”	means a tranche of the Shareholder Loans at Closing corresponding to the amount of the Total Consideration minus EUR 2, but not more than the total outstanding amount of the Shareholder Loans at Closing.

2.	Interpretation

2.1	In this Agreement, save where the context otherwise requires:

2.1.1	references to a “Clause”, “sub-clause”, “paragraph”, “sub-paragraph”, “recital”, and “Schedule” is to a Clause, sub-clause, paragraph, sub-paragraph, recital and Schedule to, this Agreement;

2.1.2	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted and includes any subordinate legislation made from time to time under that statute or statutory provision;

2.1.3	headings to Clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement;

2.1.4	the recitals form part of this Agreement and do affect the interpretation of this Agreement;

2.1.5	the Schedules and the attachments form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules;

2.1.6	references to this Agreement, or to any other document, or to any specified provision of this Agreement, or any other document, are to this Agreement, that document or that provision as in force for the time being, as amended, modified, supplemented, varied, assigned or novated, from time to time;

2.1.7	references to a “company” shall be construed so as to include any company, corporation or other legal entity, wherever and however incorporated or established;

2.1.8	references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality) and includes a reference to that person’s legal personal representatives, successors, permitted assigns and permitted nominees in any jurisdiction and whether or not having separate legal personality;

2.1.9	an action taken by a person will be deemed to have been taken in the “ordinary course of business” only if such action is taken in the ordinary course of the day-to-day operations of such person;

2.1.10	words importing singular include the plural and vice versa, words importing a gender include every gender;

2.1.11	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

2.1.12	references to “Euros” or to “€” shall be construed as references to the lawful currency for the time being of the European Union;

2.1.13	references to times of the day are to Central European Time (CET) or Central European Summer Time (CEST) (as applicable);

2.1.14	any reference to books, records or accounts means books, records or accounts in any form including paper, electronically stored data, magnetic media, film and microfilm;

2.1.15	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term;

2.1.16	general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

2.1.17	a document expressed to be in the “agreed form” is a reference to a document in the form approved, and for the purposes of identification initialled, by or on behalf of each Party;

2.1.18	a company is a “subsidiary” of another company, its “parent” company, if that other company:

(a)	holds a majority of the voting rights in it; or

(b)	has the right, either alone or pursuant to an agreement with other shareholders or members, to appoint or remove a majority of its management board or its supervisory board (if any); or

(c)	is a shareholder or member of it and controls alone or together with other persons, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

(d)	if it is a subsidiary of a company which is itself a subsidiary of that other company;

2.1.19	a reference to “calendar month” means a period from a specified day in one month to the day numerically corresponding to that day in the following month, less one;

2.1.20	a reference to “reasonable efforts” means all reasonable efforts including voting shares and exercising all voting rights and exercising all other lawful rights and powers of control, to achieve an outcome which the relevant Party would employ if it for itself wished to procure a certain outcome; and

2.1.21	a reference to “representation” means an assurance, commitment, condition, covenant, guarantee, indemnity, representation, statement, undertaking or warranty of any sort whatsoever (whether contractual or otherwise, oral or in writing, or made negligently or otherwise).

Schedule 2
Seller’s Warranties

Title and capacity warranties

1.1	The Seller is duly organised and validly incorporated and existing under the laws of the jurisdiction in which it was incorporated.

1.2	The Seller is the legal and beneficial owner of the Shares and the Shareholder Loans.

1.3	The Seller has the full power and authority to enter into and perform this Agreement and any other documents to be executed by such Seller pursuant to or in connection with this Agreement, each of which, when executed, will constitute valid and binding obligations on the Seller, enforceable in accordance with its terms.

1.4	The Seller has taken or will have taken by the Closing Date all corporate action required by the Seller to authorise it to perform in accordance with this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

1.5	The execution and performance by the Seller of this Agreement and the consummation of the Transaction in accordance with this Agreement do not and will not (i) violate any provision of the charter, articles of association or other organisational documents of the Seller or (ii) violate or result in a breach of or constitute a default by the Seller under any applicable Law.

1.6	No consent, approval, waiver or authorisation is required to be obtained by the Seller, from, and no notice or filing is required to be given by the Seller to or made by either Seller with any Governmental Authority in connection with the execution and performance by the Seller of this Agreement, other than in all cases where the failure to obtain a consent, approval, waiver or authorisation, or to give or make a notice of filing would not, individually or in the aggregate, be reasonably expected to materially impair or delay that Seller’s ability to perform its obligations hereunder.

1.7	The Seller is not involved in any legal proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Seller.

Warranties regarding Centogene Germany and the Group Companies

1.8	Centogene Germany is duly organised and validly incorporated and existing under the laws of the jurisdiction in which it was incorporated.

1.9	The Shares comprise the whole issued and outstanding share capital of Centogene Germany.

1.10	The shares in the capital of each Group Company have been duly issued, placed and fully paid-up. The shares in the capital of the Group Companies are free from Third Party Rights. None of the Group Companies has granted any rights to any person to subscribe for shares in its capital.

1.11	No person other than a Group Company has the right, or has claimed to have the right, (whether exercisable now or in the future and whether contingent or not) to call for the conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

1.12	There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning Centogene Germany or any Group Company, and no events have occurred which, under applicable Law, would justify such proceedings.

1.13	The transfer of the Shares does not result in any obligations of the Seller, Centogene Germany or any Group Company falling due prematurely.

1.14	No amendments to the articles of association of Centogene Germany (dated 5 March 2020 and published with the commercial register) have been resolved that have not yet been registered in the commercial register.

Schedule 3
Limitation of Liability

1.	Monetary and time limit

The maximum aggregate liability of the Seller for a Breach shall be an amount equal to EUR 2,760,840.65. The liability of the Seller in respect of a Breach shall end on the date which is two (2) months following Closing.

2.	Exclusions

The Seller shall have no liability towards the Buyer for a Breach if and to the extent:

2.1.1	a Breach is capable of remedy and, after written notice of such Breach is delivered by the Buyer as contemplated in Clause 12 (Notices), is remedied within a reasonable period (not to exceed twenty (20) days) after the date on which such notice is received by the Seller; or

2.1.2	if would not have arisen but for a change in legislation or regulations after the date of this Agreement.

3.	Notice of Claims and Time Limits

The Seller shall not be liable in respect of a claim under the Seller’s Warranties unless and until notice in writing of such claim is received by the Seller from the Buyer as soon as reasonably practicable (but in any event within sixty (60) Business Days and no later than two (2) months following Closing) of the Buyer becoming aware of facts and circumstances which have led to a claim, provided that failure to give such timely notice will not affect the Buyer’s right to make the claim, except to the extent such failure is detrimental to the Seller.

4.	Mitigation

Nothing in this Agreement shall limit the Buyer’s general obligations under applicable Law to prevent and mitigate.

5.	Double Recovery

The Buyer shall not be entitled to recover from the Seller more than once for the same matter.

6.	No limitation of liability

Nothing in this Agreement shall limit the liability of the Seller in the event of fraud (bedrog), intentional misrepresentation, wilful misconduct (opzet), or gross negligence (grove nalatigheid) on the part of the Seller or its Affiliates.

Schedule 4
Sample Share Transfer Deed

Schedule 5
Costs

Schedule 6
Post-Signing Undertakings

Schedule 7
AGREED FORM OF AMENDED AND RESTATED OXFORD LOAN FACILITY